Eaton 1000 Eaton Boulevard Cleveland, OH 44122 Tel: 440-523-5000 Fax: 440-523-3433

July 1, 2013
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:    Mr. Rufus Decker, Accounting Branch Chief
Re:     Eaton Corporation plc
Form 10-K for the Year Ended December 31, 2012 filed February 28, 2013
Form 10-Q for the Quarter Ended March 31, 2013 filed May 3, 2013
File No. 000-54863

Dear Mr. Decker:
Set forth below are the responses of Eaton Corporation plc (the “Company” or “Eaton” or “we”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated June 19, 2013, relating to the Company's response letter, dated June 12, 2013, to the Staff's comment letter regarding the Company's Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended March 31, 2013. For your convenience, we have recited the Staff's comments in italics and have followed each comment with our response.
Consolidated Financial Statements
Note 6. Retirement Benefits Plans, page 35

1.
We note your response to comment one from our letter dated May 29, 2013. It appears that your U.S. plans had a 10 year actual rate of return of 7.6% as of December 31, 2012 compared to the 8.5% expected return on assets assumption used to calculate your pension expense. It is unclear why you believe that the most recent three year actual rates of return are more representative of long-term earnings expectations than the ten year actual rates of return. So that we may more fully understand the reasonableness of your expected return on assets assumptions, please provide us with your five and 15 year actual rates of return for both your U.S. and U.K. plans as of December 31, 2012.

Response:
Our approach to determine a reasonable expected rate of return focuses on forward-looking, long-term return, risk and correlation assumptions of the asset classes in which the funds are invested. We then weight the asset class returns by the target asset allocation represented in each pension plan's portfolio. Our actuaries and pension advisors provide us with their values for these assumptions, conduct their own projections, and work with us to determine a reasonable expected rate of return for Eaton's plans. This approach is generally consistent across our worldwide plans; we will use examples from the U.S. plan to address your request below.
ASC 715-30-35-47 requires deriving the average expected rate of return of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The projected benefit obligation is clearly a long-term liability. Looking forward to expected payments twenty years from now, in 2032, the plan is projected to pay benefits of $205M, $3M more than the benefit payments made in 2012. Looking thirty years forward to 2042, the plan is projected to still be paying benefits of approximately $122M. Given that the U.S. plan is projected to be fully funded after 2016, the long-term return on assets is the key driver to satisfying the long-term liability.

Our letter dated June 12, 2013 went through our expected returns by asset class and plan asset allocation. In setting those expectations, and to your request on why we would view a 3-year actual rate of return differently than a 10-year, we review historical returns of various periods to provide context in estimating future returns. However, due to the substantial volatility in annual investment returns, there could be years that make historical data less indicative of future returns. In 2008, the global economy and financial markets went through an unprecedented crisis - by any measure, the most severe economic slowdown and dislocation in the last 80 years, since the Great Depression. That year our U.S. plan experienced a 1-year decline of 34.2%. Due to that 1-year return in 2008, the U.S. plan's 5-year return fell from 13.8% to negative 0.5%. Market expectations for future returns certainly did not fall that same amount and, in 2009, the plan in fact had a positive return of 29.1%. Therefore, we felt that the 3-year return of 8.7% for 2010-2012 provided better context than a historical 5-year return which included both the severe downturn of 2008 and recovery of 2009.
Since the expected return on asset assumption is set for the next year only and reviewed annually, we also consider the history of annual return performance. The graph below shows the annual returns for the U.S. plan assets for each year from 1981-2012, the longest time period for which our plan trustee has data available. The graph indicates the average 1-year return of 11.0% (the green line) and highlights that the actual return of the plan exceeded the 8.5% return assumption used in 2012 (the red line) in 20 of the 32 years (or 63% of the years shown in the chart). The volatility represented in the graph also supports the case that one exceptional year, positive or negative, should not be extrapolated into long-term assumptions about the future performance.

Eaton U.S. Pension Plan Annual Returns

40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
Annual Returns
Average Annual Returns
EROA

As requested for the U.S. plan, at December 31, 2012, the 5-year return was 1.8% and the 15-year return was 4.9%. Note that the return for the entire 32-year period shown in the chart above is 10.5%. The impact of the 2000-2002 and the 2008 downturns on those returns is visible in the graph. The S&P 500 declined 37% in 2008, the worst performance since the 1930s with only 1974 (down 26%) and 2002 (down 22%) approaching that level of poor performance. In the three year period from 2000-2002, the S&P 500 declined 44%, reflecting the economic recession of 2001 and the meltdown of the “Dot-Com Bubble” in the financial markets. The unprecedented nature of returns in 2000-2002 and 2008 make using historical periods including those periods unreasonable. Our analysis did not directly reflect those two periods in the long-term expectations for future returns.

The table below contains the conclusions from the analysis our actuary provides annually as a key input into our expected return assumption. This data is from the 2011 report ahead of determining our 2012 expected return. Our actuary and pension advisors agree that managing the assets for long-term returns is appropriate.

	Historical		Projected
Return on assets of Eaton U.S. plan	20-year	30-year	20-year	30-year
Median	11.0%	12.3%	8.9%	9.3%
75th Percentile	21.2%	22.4%	15.8%	16.4%
The process for establishing the EROA for the U.K. plans is substantially the same as described above. We discuss expected returns for the U.K. plans with each plan's Board of Trustees and actuaries, based on the same set of inputs for future returns by asset class as we do for the U.S. analysis. We supplement that analysis with market expectations for returns in asset classes unique to the U.K. plans' investments, particularly U.K. government bonds. As the Staff requested, for the period ending December 31, 2012, the weighted average return for the U.K. plans was 6.2% for 5-years, 9.2% for 10-years, and 6.2% for 15-years. We also would note that these historical figures reflect the same unique economic and market events of 2000-2002 and 2008. Also, since 2008, the U.K. plans' target allocation to equities has been 64%, down from 85% in 2007, and the change in allocation makes historical plan performance less relevant.
Based on our evaluation of future returns by asset class, our targeted asset allocation, and in the context of the historical performance, we are confident that our long-term asset return assumptions for our pension plans are reasonable.

Note 14. Business Segment Information, page 58

2.
We note your response to comment two from our letter dated May 29, 2013. Please describe for us in detail how you determined that the re-segmentation was not considered a material change to your affairs. In that regard, we note that the November 30, 2012 acquisition of Cooper Industries plc was a significant transaction for your company and appears to have contributed to your decision to reorganize and re-segment your business. Please refer to question 126.40 of our Compliance and Disclosure Interpretations for Securities Act Forms which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response:
Consistent with the guidance in CDI 126.40, the Company determined that its re-segmentation of the business segment information did not constitute a material change in its affairs within the meaning of General Instruction G.2 to Form S-8. While the acquisition of Cooper Industries plc was material to the Company and was a contributing factor to the decision to re-segment, that transaction was the subject of robust disclosure on the Form 8-K filed December 4, 2012. That Form 8-K updated the Form S-8 as to the material change represented by the acquisition itself as required by instruction G.2. With regard to the re-segmentation, the Company concluded that, from an investor's perspective, the change affected only the segments involved, and did not represent any change in the “company's affairs” viewing the company as a whole. In particular, management considered the fact that the re-segmentation had no impact on previously reported consolidated results, and therefore was not material in and of itself. The Company believes this is exactly the type of situation CDI 126.40 contemplates in distinguishing between the updating requirements for Form S-3 and Form S-8. Further, even if the re-segmentation were considered a material change to the Company's affairs (though the Company does not view it as such), the material aspects of that change were disclosed in the Form 10-Q filed May 3, 2013. In that filing the new segments were described, and the results of those segments for 2011 and 2012 were updated. Given this disclosure, the Company also believes that the Form S-8 has already been updated sufficiently to reflect “any material changes in the registrant's affairs” arguably attributable to the re-segmentation.
Additionally, the Company acknowledges its obligation to file restated financial statements prepared in accordance with Regulation S-X relating to the re-segmentation in a Form 8-K prior to the filing any registration statement on Form S-3 or S-4. Accordingly, we intend to file such Form 8-K during the third quarter of this year.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding our responses, please do not hesitate to contact the undersigned. Thank you for your assistance.
Sincerely,
/s/ Richard H. Fearon
Richard H. Fearon
Principal Financial Officer

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